WHITING PETROLEUM CORPORATION 1700 Broadway, Suite 2300 Denver, CO 80290 September 11, 2012
Mr. H. Roger Schwall Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-4628

Re:	Whiting Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 1-31899

Dear Mr. Schwall:

Set forth below are the responses of Whiting Petroleum Corporation (“Whiting” or “the Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter, dated August 29, 2012 (the “Comment Letter”), with respect to the above-referenced filing.  The numbered item set forth below repeats (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are Whiting’s responses (in regular type).

Form 10-K
Business, page 6
Proved Reserves, page 6

1.
We note that you have grouped together your proved reserves related to oil and NGLs. Please explain why you do not believe it is necessary to disclose separately these two products. In this regard, we note that beginning with your earnings release for the quarter ended June 30, 2012, which you furnished as an exhibit to your Form 8-K filed July 25, 2012, you have furnished separately NGL production and average sales price in your earnings releases. In your earnings call for this quarter, your Chief Financial Officer Mike Stevens also highlighted that in the second quarter, NGLs represented 11.2% of your total liquids production, and sold for $37.45 per BOE, or approximately 47% of your realized oil price. By contrast, we note that in your Form 10-Q for the quarter ended June 30, 2012, in your discussion of results of operations, you did not disclose separately NGL production and average sales price.

Company response:

In determining whether or not to present NGL quantities separately from its crude oil volumes in its ASC 932-235-50-4 and 50-5 disclosures and the related disclosure of proved reserve quantities in the Item 1 Business section of its 2011 Form 10-K, the Company considered the guidance set forth in ASC 932-235-50-4, paragraph a. which states parenthetically “If significant, the reserve quantity information shall be disclosed separately for natural gas liquids.”  In order to evaluate the significance of its NGL reserve quantities, Whiting firstly referred to the guidance in ASC 932-235-50-6B.  Because Whiting’s NGL proved reserve quantities represented 11%, 10%, and 11% of the Company’s total proved reserves as of December 31, 2009, 2010 and 2011, respectively, Whiting concluded that its proved NGL reserve quantities did not meet the 15% quantitative significance threshold referenced in paragraph b of ASC 932-235-50-6B.

In addition, for the purpose of evaluating the significance of its NGL reserves and activity based on all relevant facts and circumstances (as stipulated in paragraph a of ASC 932-235-50-6B) and not solely on a quantitative reserve basis, Whiting further referred to the guidance set forth in ASC 932-235-20 (which defines “significant oil and gas producing activities”).  Whiting considered the criteria in this ASC 932-235-20 definition “separately for each year for which a complete set of annual financial statements is presented” in the Company’s 2011 Form 10-K.  In applying this guidance, Whiting evaluated the significance of its NGL amounts (i) relative to its total oil and gas activity amounts, and (ii) relative to the total consolidated financial statement amounts of its entire operating segment, as required literally by the ASC 932-235-20 definition.

With respect to criteria “a” of the definition of “significant oil and gas producing activities”, the Company has set forth below its NGL revenue as a percent of “oil and natural gas sales” and as a percent of “total revenues and other income” as those amounts relate to the complete periods presented in Whiting’s 2011 Form 10-K.  Based on the percentages below being lower than the 10% significance threshold set forth in the definition, Whiting determined that its NGL revenues were not significant to either the Company’s oil and gas sales or its consolidated revenues for its entire operating segment for each year presented.

Period	NGL Revenue (‘000)	NGL Revenue as % of Oil and Natural Gas Sales	NGL Revenue as % of Total Revenues and Other Income
2010	$ 74,044	5.0%	4.9%
2011	$ 108,620	5.8%	5.7%

With respect to criteria “b” of the definition of “significant oil and gas producing activities”, the Company has set forth below its NGL results of operations as a percent of the Company’s total oil and gas results of operations and the Company’s operating profit (loss) for its entire operating segment, as those amounts relate to the complete periods presented in Whiting’s 2011 Form 10-K.  Based on the percentages below being lower than the 10% significance threshold set forth in the definition, Whiting determined that its NGL results of operations were not significant to either the Company’s oil and gas results of operations or its combined operating profit (loss) for its entire operating segment for each year presented.

Period	NGL Results of Operations (‘000)	NGL Results of Operations as % of Oil & Gas Results of Operations	NGL Results of Operations as % of Combined Operating Profit
2010	$ 16,304	5.0%	4.8%
2011	$ 27,296	5.8%	5.6%

With respect to criteria “c” of the definition of “significant oil and gas producing activities”, the Company has set forth below its NGL tangible and intangible assets as a percent of the Company’s total oil and gas assets and as a percent of the total assets of the entity (excluding assets used exclusively for general corporate purposes), as those amounts relate to the periods presented in Whiting’s 2011 Form 10-K.  Based on the percentages below being lower than the 10% significance threshold in the definition, Whiting determined that its NGL assets were not significant to either the Company’s oil and gas assets or the total assets of the entity for each year presented.

Period	NGL Assets (‘000)	NGL Assets as % of Oil & Gas Assets	NGL Assets as % of Total Assets
2010	$ 118,431	2.6%	2.5%
2011	$ 190,440	3.2%	3.2%

Lastly, Whiting referred to Reg. S-K Item 101(c)(1)(i) as well as Instruction 1 to Reg. S-K Item 101 to further evaluate whether there was applicable S-K guidance that would require the Company to present NGL quantities separately from its crude oil volumes when disclosing its proved reserve quantities in the Item 1 Business section of its 2011 Form 10-K.  Whiting’s NGL revenues were 4.7%, 4.9% and 5.7% of the consolidated revenues for its reportable segment for the years ended December 31, 2009, 2010 and 2011, respectively.  Thus, because Whiting’s NGL product revenues did not exceed 10% of its reportable segment’s consolidated revenues for each of the last three fiscal years in its 2011 Form 10-K, Whiting concluded that Item 101(c)(1)(i) of Reg. S-K (which relates to the disclosure of segment revenues rather than reserve quantities) by analogous reference supported Whiting’s determination that the Company did not need to disclose its NGL proved reserve quantities separate from its crude oil quantities.  Furthermore, Instruction 1 to Reg. S-K Item 101 calls for the registrant to take into account both quantitative and qualitative factors in determining what information about its segments is material to the understanding of the registrant’s business taken as a whole and therefore required to be disclosed pursuant to Item 101(c).  Whiting assessed both the quantitative and qualitative factors pertaining to its NGL products in conjunction with its evaluation of the ASC 932-235-50-4 and ASC 932-235-50-6B, paragraph a. and b. criteria, as those criteria relate to the Company’s NGL reserves and activity (as discussed in the paragraphs above), and based on such quantitative and qualitative assessment, the Company determined that there was not information relating to its NGL reserve quantities or activities that was material to an understanding of its business as a whole and thereby required to be disclosed in its 2011 Form 10-K pursuant to Instruction 1 to Reg. S-K Item 101.

Whiting acknowledges the Staff’s comment that, beginning with its earnings release for the quarter ended June 30, 2012, Whiting has furnished separately NGL production and average sales prices in such earnings release.  Prior to the June 30, 2012 earnings release, Whiting had been including the price of NGLs in its oil price differential, when comparing the Company’s realized oil price to the price of NYMEX crude oil.  Due to the widening effects that NGL prices were having on Whiting’s crude oil price differentials from NYMEX, the Company deemed it appropriate to communicate its realized NGL prices (as well as its related NGL production volumes) in its June 30, 2012 earnings release to present the effects that NGL prices were having on the Company’s realized commodity prices and related revenues.  The Company’s NGL reserve quantities continue to not meet the significance criteria set forth in ASC 932-235-50-6B (as NGL proved reserves were 11.5% of Whiting’s total proved reserves as of June 30, 2012), and the Company’s NGL revenues, results of operations, and NGL tangible and intangible assets continue to not meet the significance criteria set forth in ASC 932-235-20 (as can be demonstrated by the NGL revenue amounts as a percent of oil and gas sales for the quarters ended March 31, 2012 and June 30, 2012 presented below).  However, beginning with its Form 10-Q for the quarter ending September 30, 2012, Whiting will in its periodic filings disclose separately NGL production and average sales prices and include any related material trends in its discussion of results of operations to be consistent with the commodity volumes and prices furnished in its quarterly earnings releases.

Period	NGL Revenue (‘000)	NGL Revenue as % of Oil and Natural Gas Sales
3 months ended March 31, 2012	$ 30,719	5.5%
3 months ended June 30, 2012	$ 26,340	5.3%

For purposes of consistent disclosure and presentation within its Form 10-K, Whiting will likewise present NGL quantities separately from its crude oil quantities in its ASC 932-235-50-4 and 50-5 disclosures, as well as in its Item 1 and Item 2 reserve disclosures, beginning with its Form 10-K for the year ending December 31, 2012.

*   *   *

In accordance with the Staff’s request, Whiting acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (303) 837-4228 or in my absence Whiting’s Vice President and Chief Financial Officer, Michael J. Stevens, at (303) 390-4285.

Very truly yours,

/s/ James J. Volker

James J. Volker
Chairman and Chief Executive Officer

cc:          Kevin Dougherty
Norman von Holtzendorff
             Securities and Exchange Commission
Bruce R. DeBoer
Brent P. Jensen
J. Douglas Lang
Michael J. Stevens
 Whiting Petroleum Corporation
Benjamin F. Garmer, III
John K. Wilson
 Foley & Lardner LLP